Morgan, Lewis & Bockius LLP

1111 Pennsylvania Avenue, NW

Washington, DC 20004

Ryan Gibbs

202.739.5282

rgibbs@morganlewis.com

August 24, 2009

FILED AS EDGAR CORRESPONDENCE

Mr. Sonny Oh

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC  20549

Re:                               Penn Series Funds, Inc. (the “Company”) – Post-Effective Amendment (“PEA”) No. 61

(File Nos. 2-77284 and 811-03459)

Dear Mr. Oh:

This letter responds to your comments to the Company’s Post-Effective Amendment No. 61 filed on February 26, 2009.  The following summarizes your comments on PEA No. 61, and our responses to those comments.  Unless otherwise noted, capitalized terms have the same meaning as contained in the Company’s Prospectus and/or Statement of Additional Information (“SAI”) included in PEA No. 61.

Prospectus

1.                                       Comment:  Please disclose, on the front cover page and in each applicable Fund Investment Summary section, the recent fund name changes, identifying the current and former fund names.  This comment also applies to the front cover page of the SAI.  With respect to the name changes, were the shareholders provided 60 days advance notice of the name changes as provided for under Rule 35d-1 under the Investment Company Act of 1940, as amended (the “1940 Act”)?

Response:  We have identified the current and former fund names on the front cover page of the Prospectus and SAI and in each applicable Fund Investment Summary section.  We do not believe that Rule 35d-1 under the 1940 Act required the Company to provide shareholders 60 days advance notice of the name change for the Mid Core Value Fund (formerly, Strategic Value Fund) because, prior to the name change, the Mid Core Value Fund was not subject to Rule 35d-1 under the 1940 Act.  We do not believe that Rule 35d-1 under the 1940 Act required the Company to provide shareholders 60 days advance notice of the name change for the Large Growth Stock Fund (formerly, Growth Stock Fund) because the Fund did not change its existing policy to invest at least 80% of its assets in common stocks.  Rather, the Large Growth Stock Fund adopted an additional policy to also invest at least 80% of its assets in the common stocks of large capitalization companies.  It should be noted, however, that the Large Growth Stock Fund has historically been primarily invested in the common stocks of large capitalization companies, and the purpose of the name change was to provide investors increased clarity regarding the Fund’s investments, which we believe is consistent with the underlying purposes of the Rule.

2.                                       Comment:  The Staff recommends that the Investment Objective of each Lifestyle Fund be revised to specifically describe the Fund’s emphasis on long term capital growth and current income.

Response:  The Company believes that the Investment Objectives as currently disclosed in the Prospectus adequately describe the goals that the Funds seek to achieve because each Fund’s goal is modified by the phrase “consistent with its asset allocation strategy.” Each Fund’s asset allocation strategy is described immediately below the Investment Objective.  Accordingly, we have not made the requested changes.

3.                                       Investment Strategies

a.               Comment:  For each Fund with a relatively high portfolio turnover rate, please provide the annual portfolio turnover rate for such Fund in the Fund’s Investment Strategy section of the Prospectus.

Response: As required by Form N-1A, each Fund’s annual portfolio turnover rate is included in each Fund’s Financial Highlights section of the Prospectus.  We do not believe Form N-1A requires the portfolio turnover rate to be included in the Investment Strategy section of the Prospectus.  Accordingly, we have not made the requested change.  Where appropriate, a Fund’s Investment Strategy section specifically discloses that such Fund may buy and sell securities frequently, and the consequences of such frequent trading.

b.              Comment:  With regards to the High Yield Bond Fund and any other Fund that invests in derivatives as part of its principal investment strategy, please disclose the percentage limitation with respect to such investments.

Response:  For those Funds that have adopted a specific percentage limitation with respect to their investments in derivatives, such Funds have included the specific percentage limitation in their respective Investment Strategy section of the Prospectus.  With respect to the other Funds, such Funds have not adopted a specific percentage limitation with respect to their investments in derivatives.  Accordingly, we have not made the requested change with respect to those Funds that have not adopted a specific percentage limitation with respect to their investments in derivatives.

c.               Comment:  With respect to the Flexibly Managed Fund, please add disclosure regarding the Fund’s investments in securities of other investment companies into the Fund’s Investment Strategy section and provide corresponding risk disclosure in the Fund’s Risks of Investing section.

Response: Investments in other investment companies are not part of the Flexibly Managed Fund’s principal investment strategy.  Accordingly, we have not made the requested change.

d.              Comment:  With respect to the Large Growth Stock Fund, please provide the market capitalization range of the companies in the Russell 1000 Growth Index.

Response:  The market capitalization range of the companies in the Russell 1000 Growth Index is dynamic, and the lower and upper limits of the range will change with the markets.  Therefore, we do not believe providing the market capitalization range of the companies in the Russell 1000 Growth Index as of a specific date is useful to investors, and, further, it may lead investors to believe that the lower and upper limits of the range will not change in the future.  Accordingly, we have not made the requested change.

e.               Comment:  Please be sure that each Fund that employs a value or growth style of investing describes this investment style in the Investment Strategy section of the Prospectus and has corresponding risk disclosure in the Risks of Investing section of the Prospectus.

Response: We believe that each Fund that employs a value or growth style of investing describes this investment style in its Investment Strategy section of the Prospectus and has corresponding risk disclosure in its Risks of Investing section of the Prospectus.

f.                 Comment:  Please note the addition of the phrase “plus any borrowing for investment purposes (measured at time of purchase)” in the Small Cap Value Fund’s 80% investment policy.  Consider adding this phrase to the other Funds’ 80% investment policies.

Response:  In response to your comment, we have removed the phrase “plus any borrowing for investment purposes” from the Investment Strategy section of the Small Cap Value Fund to make it consistent with the other Funds’ 80% investment policies.

g.              Comment:  The Small Cap Value Fund’s investment strategy states that 20% of its net assets may be invested in companies outside the Russell 2000 Value Index.  Is this meant to correspond with the Fund’s investments in micro-capitalization companies?  If so, please add disclosure regarding the Fund’s investments in micro-capitalization companies.

Response: The sentence that states that 20% of the Small Cap Fund’s net assets can be invested in companies outside the Russell 2000 Value Index is not intended to correspond with the Fund’s investments in micro-capitalization companies.  Rather, it is designed to inform shareholders that the Fund has the ability to invest up to 20% of its net assets in securities of non-small cap issuers.

h.              Comment: Please include disclosure regarding the Small Cap Index Fund’s investments in micro-cap companies in the Investment Strategy section of the Prospectus.

Response: We have made the requested change.

4.                                      Risk of Investing

a.               Comment:  With respect to the Quality Bond Fund, please include the risks of collateralized mortgage obligations in the Fund’s Risks of Investing section.

Response:  We have made the requested change.

b.              Comment:  With respect to the High Yield Bond Fund’s Risks of Investing section, please identify the ratings (and the issuer of such ratings) of the “better” and “lower” quality junk bonds.

Response:  We have made the requested change.

c.               Comment:  Please state whether the Flexibly Managed Fund is a non-diversified mutual fund.  If so, please provide appropriate disclosure in the Prospectus.

Response:  The Flexibly Managed Fund is a “diversified company” as defined in Section 5(b) of the 1940 Act.

d.              Comment:  With respect to the Small Cap Value Fund, please include the risks associated with emerging companies in the Fund’s Risks of Investing section.

Response:  We have made the requested change.

e.               Comment:  Please disclose that the risks of the underlying funds represent the principal risks of the Lifestyle Funds, and, if all the principal risks of the underlying funds represent principal risks for the Lifestyle Funds, then summarize all such principal risks of the underlying funds in the Lifestyle Funds’ Risks of Investing section.

Response:  In response to your comment, we have added the following language to the Risks of Investing section of the Lifestyle Funds:

Through their investments in the underlying funds, the Funds will be subject to the risks associated with the underlying funds’ investments. Please see “Overview of the Principal Risks of the Underlying Funds” section for a description of these risks.

5.                                      Performance Information

a.               Comment:  With respect to a Fund that has changed investment sub-advisers, if applicable, state in the Performance Information section whether, in addition to the change in the sub-adviser, the Fund’s performance reflects a material change in the Fund’s principal investment strategies.

Response:  With respect to those Funds that have changed investment sub-advisers, we have disclosed, in the Performance Information section of the Prospectus, the date of the sub-adviser change and that Fund performance prior to such date represents the performance of the Fund’s previous sub-adviser(s) and not the Fund’s current sub-adviser.  Further, as required by the Company’s manager of managers exemptive order granted by the SEC, the Fund’s prospectus discloses that ICMI, as the investment adviser to the Funds, has ultimate responsibility for the investment performance of the Funds as it recommends hiring or changing sub-advisers to the Company’s Board of Directors. In light of the foregoing and the nature of the changes made to the applicable Fund’s principal investment strategies, we do not believe the existing disclosure for those Funds that have changed investment sub-advisers is misleading, and we have not made the requested change.

6.                                      Fund Fees and Expenses

a.               Comment:  Explain the legal basis for the inclusion of the following footnote to certain of the Funds’ fee tables:  “The total annual fund operating expenses in this fee table may not correlate to the expense ratio in the financial highlights in this prospectus (and the Fund’s financial statements) because the financial highlights include only the Fund’s direct operating expenses and do not include fees and expenses incurred indirectly by the Fund through its investments in other investment companies.”

Response:  The language in the footnote referred to above is consistent with Instruction 3(f)(vii) of Item 3 of Form N-1A and Investment Company Act Release No. 27399 (June 20, 2006).

b.              Comment:  Please confirm that the Funds’ fee waivers have been reflected in the Example numbers only for the duration of the fee waiver.

Response:  Except with respect to the Mid Cap Growth Fund, each Fund that is currently reflecting fee waivers in its Example numbers is subject to an expense limitation agreement that continues indefinitely, has no set term, does not require any type of annual renewal or approval, and can only be terminated with the approval of the Company’s Board of Directors.  As such, the Example numbers for these Funds reflect fee waivers for the entire ten-year period.  The expense limitation for the Mid Cap Growth Fund is memorialized in Penn Mutual’s Administrative and Corporate Services Agreement with the Company.  This agreement also continues indefinitely provided that the Board of the Company renews the agreement annually.  Similar to the other Funds’ expense limitations, the Mid Cap Growth Fund’s expense limitation is intended to continue indefinitely subject to the approval of the Board of any change or modification.  This is exemplified by the fact that the Mid Cap Growth Fund’s expense limitation (1.00%) has not been changed since the Fund’s inception.  In light of the foregoing, the Example numbers for the Mid Cap Growth Fund reflect fee waivers for the entire ten-year period.

c.               Comment:  Please confirm that each Fund’s acquired fund fees and expenses are presented consistent with Form N-1A.

Response:  We believe the acquired fund fees and expenses disclosure included in Post-Effective Amendment No. 62 to the Company’s registration statement on Form N-1A is consistent with Form N-1A.

d.              Comment:  With respect to the Balance Fund, please confirm that the Fee Table and Example comply with Item 3 of Form N-1A.

Response:  We believe that the Balanced Fund’s Fee Table and Example included in Post-Effective Amendment No. 62 to the Company’s registration statement on Form N-1A comply with Item 3 of Form N-1A.

7.                                      Portfolio Manager Disclosure

Comment:  Please include the disclosure required by Item 10(a)(2) of Form N-1A.

Response:  We have made the requested change.

8.                                      Comparable Account Performance

a.               Comment:  Please explain the basis for presenting the comparable account performance information for certain of the Funds’ sub-advisers.

Response: The comparable account performance information is presented in the registration statement in reliance on the Nicholas-Applegate SEC No-Action Letter (pub. avail. Aug. 6, 1996) and the Bramwell Growth Fund SEC No-Action Letter (pub. avail. Aug. 7, 1996).

b.              Comment:  Please insert “will” between “expenses” and “reduce” in the sentence that currently states “Higher expenses reduce returns to investors”.

Response:  We have made the requested change.

c.               Comment:  Please confirm that each sub-adviser has the records necessary to support the comparable account performance information presented in the registration statement.

Response:  Each sub-adviser has confirmed to the Company that it has the records necessary to support its comparable account performance information presented in the registration statement.

d.              Comment:  Please confirm that the accounts comprising a sub-adviser’s composite have investment objectives, policies and strategies that are substantially similar to the relevant Fund.  If applicable, please disclose any material differences between the Fund and the accounts comprising a sub-adviser’s composite.

Response: Each sub-adviser has confirmed to the Company that the accounts comprising such sub-adviser’s composite have investment objectives, policies and strategies that are substantially similar to the Fund that it manages.

e.               Comment:  Please confirm that the comparable account performance does not exclude the performance of any substantially similar account.  If such accounts are excluded, please confirm that the exclusion of such information does not make the performance information materially misleading.

Response:  Each sub-adviser has confirmed to the Company that the comparable account performance does not exclude the performance of any substantially similar account.  Please note that the following disclosure was added to the Van Kampen section of the

Prospectus to provide further information to shareholders regarding Van Kampen’s comparable account performance:

The MS Emerging Markets Strategy Composite doesn’t include Emerging Markets Equity separately managed accounts managed by VKAM.  VKAM believes that a composite comprised solely of pooled funds is more relevant to Fund shareholders because of the effect on performance that results from daily in-flows and out-flows that typically occur in pooled funds as compared to separately managed accounts.

f.                 Comment:  Please state whether the comparable account performance information was audited and/or verified by a third party.  If so, please file consents from such third parties as exhibits to the Company’s registration statement.

Response:  Each sub-adviser has confirmed to the Company that its firm’s compliance with GIPS has been audited or verified by a third party, although the most recent audit or verification date varies among the sub-advisers.  However, the comparable account performance disclosure included in the Company’s registration statement does not represent that such disclosure has been prepared, audited or verified by a third party.  Further, the comparable account performance information was not originally prepared for use in connection with the registration statement nor are any of the third parties named in the registration statement as verifiers or auditors of the comparable account performance. Accordingly, we have not included consents of such third parties as exhibits to the Company’s registration statement.

g.              Comment:  Please state whether the comparable account performance was calculated in accordance with SEC standardized performance methodology.  If not, please disclose this fact in the registration statement.

Response:  It is our understanding that SEC standardized performance methodology only applies to the presentation of the performance of SEC registered investment companies.  A sub-adviser’s comparable account performance information is made up of a composite of accounts, which may include more than just SEC registered investment companies.  For example, such composites may also include private funds, other pooled funds and separately managed accounts.  Generally, the sub-adviser’s comparable account performance information is calculated in accordance with Global Investment Performance Standards (GIPS).

In response to your comment, we have included the following disclosure in each sub-adviser’s comparable account performance section of the Prospectus:

The performance information shown below was not calculated in accordance with SEC standardized performance methodology.  If the performance information was calculated in accordance with SEC standardized performance methodology, the composite’s performance may have been different.

h.              Comment:  With respect to the Van Kampen comparable account performance in the Prospectus, what is the purpose of the first footnote to the average annual total returns table?

Response:  The purpose of the footnote is to inform shareholders of the types of accounts that comprise Van Kampen’s MS Emerging Markets Strategy Composite.  As indicated in the text of that section, the MS Emerging Markets Strategy Composite does not include Emerging Markets Equity separately managed accounts managed by VKAM.  VKAM believes that a composite comprised solely of pooled funds is more relevant to Fund shareholders because of the effect on performance that results from daily in-flows and out-flows that typically occur in pooled funds as compared to separately managed accounts.

i.                  Comment:  With respect to the Van Kampen comparable account performance in the Prospectus, please explain the legal basis for “linking” the performance of two different indices as is done in footnote three of the average annual total returns table.

Response: Van Kampen believes that a comparative index that accounts for foreign dividend taxation is the most relevant performance comparison for Fund shareholders.  However, prior to January 1, 2001 such an index did not exist.  Accordingly, for the period from November 30, 1991 (the inception date of the Van Kampen MS Emerging Markets Strategy Composite) to December 31, 2000, the performance of the Composite is compared to the MSCI Emerging Markets Free Index (Gross), an index that does not account for foreign dividend taxation.  Starting on January 1, 2001, the performance of the Composite is compared to the MSCI Emerging Markets (Net) Index, an index that accounts for foreign dividend taxation.

j.                  Comment:  With respect to the Wells Capital comparable account performance in the Prospectus, please explain (a) the legal basis for the inclusion of “Time Weighted Rates of Returns” and (b) the use of the term “Net” in the caption “Fundamental Large Cap Growth Equity Composite — Net” in the Time Weighted Rates of Returns table.

Response:  The presentation of time-weighted rates of return is in compliance with GIPS.  As explained in the footnote to the table, the use of the term “Net” in the caption indicates that the performance data shown is net of model investment advisory fees (i.e., fees are reflected in the returns).

SAI

9.                                      Comment:  Please revise the investment objective of the REIT Fund to match the investment objective stated in the Prospectus.

Response:  We have made the requested change.

10.                               Comment:  Please conform the disclosure in the SAI to the Investment Summary section of the Prospectus for the following Funds:  Large Cap Growth Fund, Small Cap Growth Fund, Small Cap Value Fund, International Equity Fund and REIT Fund.

Response:  We have reviewed the disclosure in the SAI and the Investment Summary section of the Prospectus for the above noted Funds and have conformed the disclosure in the SAI to that of the Investment Summary section of the Prospectus.  Please note that, because the Investment Summary section of the Prospectus only includes a Fund’s principal investment strategies, the disclosure in the SAI with respect to the Fund’s investment strategies, which includes both principal and non-principal investment strategies, is more expansive.

11.                               Comment:  Please confirm the Funds have adopted the investment restrictions required under Section 8 of the 1940 Act and Form N-1A.

Response:  We believe that each Fund has adopted the investment restrictions required under Section 8 of the 1940 Act and Form N-1A.

12.                               Portfolio Managers

a.               Comment:  Please provide the portfolio manager disclosure by Fund rather than by adviser.

Response:  We do not believe the current presentation of the portfolio manager disclosure in the SAI impedes a shareholder’s understanding of the information presented. Accordingly, we have not made the requested change.

b.              Comment:  Please review each adviser’s “compensation” disclosure to ensure such disclosure meets the requirements of Item 20(b) of Form N-1A.

Response: Each adviser believes that its “compensation” disclosure meets the requirements of Item 20(b) of Form N-1A.

13.                               Comment:  Please update the portfolio turnover disclosure in the SAI to explain any significant variation in a Fund’s portfolio turnover rates over the two most recently completed fiscal years.

Response:  We have made the requested change.

14.                               Comment:  With respect to the Director and Officer table in the SAI, please provide the age of each Director and Officer as required by Form N-1A.

Response:  We have provided the year of birth of each Officer and Director of the Company.  Although we recognize that Form N-1A instructs registrants to provide the “age” of each Officer and Director of the Company, we believe by providing the year of birth of each Officer and Director of the Company, the Company has provided the shareholders with the same or equivalent information as that required by Form N-1A.  Accordingly, we have not made the requested change.

15.                               Comment:  With regards to the entities that receive portfolio holdings information from the Company, please state whether these entities are subject to a duty of confidentiality or prohibition on trading on such information.

Response:  Agreements the Company enters into with service providers to whom the Company selectively discloses portfolio securities information will generally include the confidentiality provisions customary in such agreements.  Although certain of the service providers are not under formal confidentiality obligations in connection with disclosure of portfolio securities information, the Company would not continue to conduct business with a service provider that the Company believes was misusing the disclosed information, including trading on such information.  In response to your comment, we have added the following language to the SAI: “These service providers will be subject to a duty of confidentiality with respect to any portfolio holdings information received whether imposed by the provisions of the service provider’s contract with the Company or by the nature of its relationship with the Company.”

I hereby acknowledge on behalf of the Company that:  (i) the Company is responsible for the adequacy and accuracy of the disclosure in its registration statement; (ii) SEC staff comments or changes to disclosure in response to staff comments in the registration statement reviewed by the staff do not foreclose the SEC from taking any action with respect to the registration statement; and (iii) the Company may not assert SEC staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have any additional questions or comments, please contact either Sean Graber at 215.963.5598 or me at 202.739.5282.

Very truly yours,

/s/ Ryan Gibbs
Ryan Gibbs